Announcement








                  CompanyMerrill Lynch International
                  TIDMTTP
                  HeadlineEMM Disclosure (Amendment)
                  Released17:25 4 Feb 2003
                  Number0599H






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 04 February 2003
      Date of dealing03 January 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      31 January 2003

      AMENDMENT
      Oxford Glycosciences Plc - Common (Changes to the number of securities purchased and sold) state which element(s) of disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129


      AMENDMENT
      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:
      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inOxford Glycosciences Plc
      Class of securityCommon
      Date of disclosure 04 February 2003
      Date of dealing03 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connectedCambridge Antibody Tech Group Number of securities purchasedNil
      Highest price paid*n/a
      Lowest price paid*n/a
      Number of securities sold6,730
      Highest price paid* GBP1.72
      Lowest price paid* GBP1.72
      *Currency must be stated

END